Exhibit 1.4

chinadotcom’s Subsidiary Announces Further Progress with its
Investment in 17game in China

Close beta test result of the 3D online game, “Travia”, exceeds internal expectations
Open test is expected to be launched in October 2004

Hong Kong September 07, 2004 chinadotcom corporation (Nasdaq: CHINA; website: www.corp.china.com), a leading integrated enterprise software and mobile applications company in China and internationally, today announced its 81%-owned subsidiary, hongkong.com Corporation, has made further progress with its strategic investment in Beijing17game Network Technology Co. Ltd (“17game”). The company has recently amended its investment agreements (the “Agreement”) previously signed with 17game and released a third tranche of the funding to 17game based on the amended agreement. The funding shall be used solely for working capital of 17game. As a show of its commitment to 17game, hongkong.com has also acquired a small minority equity interest in 17game from one of its existing shareholders. Recently, 17game launched the close beta test of its online game, Travia, and has achieved results exceeding internal targets.

In early August, 17game issued roughly 50,000 test account login ids for the close beta test of the online game Travia against an overwhelming demand from eager gamers. Travia is a 3D fantasy massively multiplayer online role-playing game (“MMORPG”) embedded with 3D EAX sound effects which enable game players to play in a more exciting and close-to-reality environment. The initial responses of the close beta test were encouraging. In addition to a high level of participation from users during the test, 17game has also obtained valuable feedback for further refinement of the game for the eventual open launch. 17game expects to launch a second round of close beta test in September and the open test of the game in October this year. Depending on the results of the open test the game may be commercialized by the end of the year.

Rudy Chan, Chief Executive Officer of hongkong.com Corporation, said, “We are pleased to see 17game made progress with its online game Travia and the positive results of the close beta test. The online gaming sector is a key growth area in the China market and we are excited about the opportunity that 17game brings to us. Although our online game initiative is still in its early stage, we see enormous potential in this market sector and expect to see synergies with our portal and mobile applications businesses.”

17game has a well-established distribution network across China for the games it licenses, including Internet cafes, software distributors, bookstores, convenience stores and department stores. The strategic investment in 17game by hongkong.com provides an opportunity for chinadotcom to expand in the high growth online games sector in China through hongkong.com and further strengthen the existing vertical online game channel of its www.china.com portal.

Under the Agreement, hongkong.com has agreed to provide a senior secured convertible loan of US$3.2 million to 17game. It is contemplated under the Agreement that the funding will be converted into 17game shares upon the final drawdown. While 17game currently does not have an immediate financial contribution to chinadotcom and hongkong.com, the transaction documents enable hongkong.com to ultimately acquire a controlling position of up to 100% in 17game over time, with consideration to be paid on an earn-out formula based on a single-digit earnings multiple over the next two years.

chinadotcom noted that although hongkong.com has executed the Agreement and expects that its investments will ultimately be converted into 17game shares, additional related transaction documents and customary closing conditions do exist and there is no assurance that any or all of the subsequent investments will take place. Subsequent closing conditions include the requirement for 17game to satisfy further due diligence criteria and certain financial targets.

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About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company in China and internationally. The company has over 1,600 employees with operations in over 14 countries.

For more information about chinadotcom corporation, please visit the website http://www.corp.china.com.

Forward Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings or submissions with the United States Securities and Exchange Commission, including its Annual Report for the year ended December 31, 2003 on Form 20-F/A filed on July 8, 2004.

Investor and Press Contacts:

Jane Cheng, Public Relations
Tel:	(852) 2961 2750
Fax:	(852) 2571 0410
e-mail:	jane.cheng@hk.china.com

Craig Celek, US, VP, Investor Relations
Tel:	1 (212) 661 2160
Fax:	1 (973) 509 8008
e-mail:	craig.celek@hk.china.com

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